Filed by Entergy Corporation

        Pursuant to Rule 425 under the Securities Act of 1933

              And deemed filed pursuant to Rule 14a-12
               Of the Securities Exchange Act of 1934

                Subject Company: Entergy Corporation
                     Commission File No. 1-11299


Inside Entergy Article dated August 17, 2000 - Clearer picture of the merger expected by year's end

Inside Entergy

8/17/00 - Clearer picture of the merger expected by year's end


Entergy employees should know by the end of the year which departments may have duplicate positions upon the completion of the merger with FPL Group, CEO Wayne Leonard said in the New Orleans Times-Picayune Sunday. Employees should also get details on the financial incentive that will be offered for voluntary severance, Leonard said.

"Although the merger will not be completed for at least 15 months, we have made a commitment to our employees to give them as much information as we possibly can as soon as we possibly can," said Leonard. "I want to stress that we do not anticipate any job reductions until the merger is completed, which won't be until at least 15 months from now. But employees need to know about things like this in advance, so they can plan for their own futures as we plan for the future of the new company."

Although specific details on individual jobs won't be available by year's end, Leonard said he hopes an initial, general plan will be in place that will identify areas where cost savings are likely.

Leonard said there is absolutely no expectation of any reductions in the areas of line crews or customer service staffs. Any duplicate positions will most likely occur in administrative jobs in the corporate headquarters.

Leonard said Entergy's Commitment to Employees will be kept throughout the merger process and that the goal is no involuntary separations as a result of the merger.

The Commitment to Employees states that Entergy will strive to avoid involuntary reductions in force through proactive actions for those employees who will no longer have jobs. In accordance with the Employee Commitment, these proactive steps will include:

  - Business Units will anticipate the need for staffing reductions as far in advance as feasible and mitigate the need for layoffs as much as possible through attrition, transfers, placement in spin-off businesses, etc.
  - Offer voluntary severance in accordance with the severance plans and provide outplacement assistance.
  - Identify openings in all organizations throughout the company and actively supporting qualified displaced employees bidding on openings.
  - Provide retraining for qualified employees who are accepted for new jobs.
  - Provide limited moving expenses for employees who are accepted for new jobs (one time cash payment).
  - Last, involuntary severance in accordance with the severance plans and outplacement assistance for employees unable to be placed in jobs.

Leonard said the company would also continue to provide information on the merger to employees as Security Exchange Commission regulations allow. Because many Entergy employees are also stockholders, Entergy-sponsored publications are limited in what they can report to employees until after stockholders vote on the merger.



      Inside Entergy is published for Entergy employees by the
                  Corporate Communications department.
      Carl Rhode (crhodeATentergy.com)8+576-4158; L-ENT-8B;
           Tricia Geno, manager, employee communications

Inside Entergy Article dated August 17, 2000 - More merger questions answered

Inside Entergy


8/17/00 - More merger questions answered


Editor's note: Here are questions sent to Employee Communications through the Merger Employee Information Center on the EntergyNET. Many other questions were received, and we are dedicated to getting employees information as soon as it is available.

Will the Entergy-FPL merger require an affirmative vote of the shareholders of both companies, or is the recommendation of the Boards of Directors enough?
Shareholders of both companies must vote to approve the merger.

Will the new Chief Financial Officer, Mr. Lew Hay III, be situated in New Orleans or Juno Beach?
Mr. Hay's office will be located in the corporate office in Juno Beach.

How will this merger impact the announcement of moving Entergy's Fossil Group to the Koch Industries building in Houston?
It is too early to have an answer to this question, since the merger is expected to take at least 15 months to complete. There are a number of decisions yet to be made as Entergy and FPL are blended together into the new company.

Fossil Operations' planned move to the Houston area is conditioned upon several factors. The time frame for the move is contingent on the Entergy-Koch venture being finalized and the successful negotiation of a lease in the Koch Building. Now an additional factor has been added - the merger.

What will determine the price of the new company's stock? Will it be issued as an IPO with a set value?
The market will determine the price of the new stock, in much the same way that the market determines the price of ETR and FPL Group stocks today. We will not issue new shares under an IPO.

Could the .585 to 1 share exchange rate change if Entergy and/or FPL's stock price changes before the merger deal is closed? What about the scenario that FPL stock fell, to say, $40-$45 and Entergy stock remained at $30 per share. Wouldn't that mean that the Entergy stockholder would receive a significantly lower value for his stock?
The terms of the Merger Agreement keep the exchange ratio fixed. The practical effect of a fixed exchange is that shareholders from either company could gain or lose some value by the time the merger closes depending on the stock performance of their respective companies in relation to each other.

What impact does the merger have on Arkansas and Texas deregulation? None. The rules of deregulation were set by lawmakers in those states and any utility operating in those states must follow them, regardless of who owns the utilities.

How soon will there be job postings for the merged company?
Since we anticipate that it will take at least 15 months for the merger to be approved, job postings are still many months away. We do not anticipate posting jobs for the new company until the merger is approved.

How will pay scales and benefits for the new company be determined?
That is one of the areas transition teams will be studying. We anticipate that it will take at least a year before those issues are determined.

I am in the Transco organization. Up to this point I have heard nothing on how the merger is going to affect us. The only question I saw answered concerning the Transco was a simple "no." Is there any information you can give us concerning this part of the company's business?
Both Entergy and FPL have expressed their desire to form a Transco and at this point, each company is following through on its individual plans.
It is too early to determine if these projects might be joined at some point, although the geographic distance between the two areas could present obstacles to doing that.



      Inside Entergy is published for Entergy employees by the
                  Corporate Communications department.
      Carl Rhode (crhodeATentergy.com)8+576-4158; L-ENT-8B;
           Tricia Geno, manager, employee communications

Safe Harbor Statement under the Private Securities
Litigation Reform Act of 1995

This presentation contains forward looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FPL Group, Inc. and Entergy Corporation are based on current expectations that are subject to risk and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to, risks and uncertainties relating to: changes in laws or regulations, changing governmental policies and regulatory actions with respect to allowed rates of return including but not limited to return on equity and equity ratio limits, industry and rate structure, operation of nuclear power facilities, acquisition, disposal, depreciation and amortization of assets and facilities, operation and construction of plant facilities, recovery of fuel and purchased power costs, decommissioning costs, present or prospective wholesale and retail competition (included but not limited to retail wheeling and transmission costs), political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions (including natural disasters such as hurricanes), population growth rates and demographic patterns, competition for retail and wholesale customers, availability, pricing and transportation of fuel and other energy commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation or in accounting standards, unanticipated delays or changes in costs for capital projects, unanticipated changes in operating expenses and capital expenditures, capital market conditions, competition for new energy development opportunities and legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements and other factors. Readers are referred to FPL Group, Inc.'s and Entergy Corporation's most recent reports filed with the Securities and Exchange Commission.

Additional Information and Where to Find It

In connection with the proposed merger, FPL Group, Inc. and Entergy Corporation will file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement /prospectus (when available) and other documents filed by FPL Group, Inc. and Entergy Corporation with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of FPL Group's filings may be obtained by directing a request to FPL Group, Inc., 700 Universe Blvd., P.O. Box 14000, Juno Beach, FL 33408-0420, Telephone: (561) 694-4000. Free copies of
Entergy's filings may be obtained by directing a request to Entergy Corporation, 639 Loyola Avenue, New Orleans, Louisiana 70113, Telephone: (504) 576-4000.

Participants in Solicitation

FPL Group, Inc., Entergy Corporation and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger.
Information concerning FPL Group's participants in the solicitation is set forth in FPL Group's Current Report on Form 8-K filed with the Commission on July 31, 2000, and information concerning Entergy's participants in the solicitation is set forth in Entergy's Current Report on Form 8-K filed with the Commission on July 31, 2000.

This document is being filed pursuant to rule 425 under the securities act of 1933 and deemed filed pursuant to rule 14a-12 under the exchange act of 1934. This document does not constitute an offer of sale of securities.